1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 30, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Exhibit

Exhibit	Description

99.01	Press release on 2018/01/30: Chunghwa Telecom Reports 2018 Guidance

EXHIBIT 99.01

 Chunghwa Telecom Reports 2018 Guidance

TAIPEI, Taiwan, R.O.C. January 30, 2018 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its guidance for 2018 on a consolidated basis. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”).

Mr. Yu Cheng, Chairman and CEO of Chunghwa Telecom, stated, “We are pleased with our strong solid financial and operating performance in 2017, during which our full year income from operations, net income and EBITDA exceeded guidance. In 2018, although we expect to continue to face intense competition, we are confident in our ability to maintain our strong growth momentum. In our mobile and broadband businesses, we will continue to pursue our proven strategy of guiding subscribers to higher-end plans and further improve margins. In the IPTV space, we will continue to grow our subscriber base and enrich digital content to further enhance revenues. Furthermore, as we continue to leverage our advantage on network infrastructure, IDC and CDN, as well as IoT platform deployment, we expect additional growth and opportunities in our ICT business. Though we face intense competition, we take the opportunity of industry tailwinds and favorable policies to establish competitive advantages to generate sustainable stakeholder value. ”

For 2018, the Company expects total revenue to increase by 1.7~2.4% to NT$231.47~NT$232.97 billion as compared to the un-audited consolidated total revenue of 2017. The increase in revenue is expected to be driven by increases in ICT project revenues, smart device sales, mobile VAS revenues, and IPTV revenues, which are expected to offset a decrease in voice revenue.

Operating costs and expenses for 2018 are expected to increase by 0.7%~1.9% to NT$182.07~NT$184.24 billion as compared to the prior year. The increase is expected to be attributable to the growth of ICT projects, smart device sales, mobile value-added services, and the IPTV business. Expenses associated with the adjustment of employees’ compensation and 4G license amortization expenses are also expected to increase.

Income from operations is expected to increase by NT$ 0.44~NT$4.11 billion, or 0.9%~8.8%, year over year. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$48.11~NT$51.89 billion and NT$37.25~NT$40.31 billion, respectively. Net earnings per share for 2018 is expected to be NT$4.80~NT$5.20.

Capex for the acquisition of property, plant and equipment in 2018 is expected to increase by NT$6.05 billion to NT$33.06 billion as compared to the prior year, which is expected to be attributable to the enhancement of FTTx coverage and mobile network quality. Disposal of Material Assets is expected to be driven by the disposal of common shares of China Airlines.

(NT$ billion except EPS)	2018(F)	2017 (un-audited)	change	YoY(%)
Revenue	231.47~232.97	227.55	3.92~5.42	1.7%~2.4%
Operating Costs and Expenses	182.07~184.24	180.73	1.34~3.51	0.7%~1.9%
Other Income and Expense	(0.06)	(0.09)	0.03	32.40%
Income from Operations	47.17~50.84	46.73	0.44~4.11	0.9%~8.8%
Non-operating Income	0.94~1.05	1.30	(0.36)~(0.25)	(26.8%)~(19.2%)
Income before Income Tax	48.11~51.89	48.03	0.08~3.86	0.2%~8.0%
Net Income Attributable to Stockholders of The Parent	37.25~40.31	38.86	(1.61)~1.45	(4.1%)~3.7%
EPS(NT$)	4.80~5.20	5.01	(0.21)~0.19	(4.1%)~3.7%
EBITDA	79.11~82.79	78.63	0.48~4.16	0.6%~5.3%
EBITDA Margin	34.2%~35.5%	34.6%	(0.4%)~0.9%
Acquisition of Material Assets	33.15	27.01	6.14	22.8%
Acquisition of Property, Plant and Equipment	33.06	27.01	6.05	22.4%
Others	0.09	0	0.09	100.0%
Disposal of Material Assets	3.07	0.28	2.79	1003.7%

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on the Company’s operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

** these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

** these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

** these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

** these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit the Company’s website at www.cht.com.tw.

Contact:Fu-fu Shen

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw